SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For October 2006
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes       No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of October 2006, incorporated by reference herein:

Exhibit
99.1
Release dated October 3 , 2006, entitled “DRDGOLD ANNOUNCES AMENDMENT
AND EXTENSION OF EXCHANGE OFFER FOR 6% SENIOR CONVERTIBLE NOTES
DUE 2006”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: October 3, 2006
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title:    Company Secretary

DRDGOLD Limited Announces Amendment and Extension of Exchange Offer
for 6% Senior Convertible Notes due 2006
Johannesburg, South Africa, October 2, 2006—DRDGOLD Limited (“DRDGOLD”) (JSE: DRD;
NASDAQ: DROOY) announced today that it has amended its offer to exchange (the “Exchange Offer”) up to
$66,000,000 in aggregate principal amount of new 6% Senior Convertible Notes due 2010 (the “New Notes”) for an
equal aggregate principal amount of its currently outstanding 6% Senior Convertible Notes due 2006 (the “Old
Notes”). The Exchange Offer has been amended such that it is now subject to a 50% minimum tender condition, which means that at least 50% of the aggregate principal amount outstanding of the Old Notes must have been validly tendered and not withdrawn. If this condition is not met, DRDGOLD will not be obligated to accept any Old
Notes tendered for exchange. However, DRDGOLD may waive this condition at any time, in whole or in part, in its sole discretion. In addition, the Exchange Offer period has been extended from 12:00 midnight New York City time on September 29, 2006, until 12:00 midnight New York City time on October 16, 2006, unless otherwise terminated or further extended by DRDGOLD.
The exchange agent for the Exchange Offer advised DRDGOLD that as of 12:00 midnight New York City time on September 29, 2006, the previous expiration date for the Exchange Offer, $3,060,000 of the Old Notes had been validly tendered.
The Exchange Offer is subject to the terms and conditions set forth in the Offering Memorandum dated
June 16, 2006, as amended and restated on June 30, 2006 (the “Offering Memorandum”), and the related letter of transmittal and other documentation. This announcement amends and supplements the Offering Memorandum, letter of transmittal and other documentation solely with respect to the extension of the Expiration Date and the addition of the 50% minimum tender condition referred to herein. All other terms of the Exchange Offer set forth in the Offering Memorandum, the letter of transmittal and other documentation shall remain in full force and effect.
Holders of Old Notes are encouraged to carefully review the Exchange Offer materials, including the
Offering Memorandum, Schedule TO, as amended from time to time, and related materials filed with the Securities and Exchange Commission, which contain information material to their decision on whether or not to tender in the
Exchange Offer. These materials are available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov. Investors and security holders may also obtain the Offering Memorandum and related materials through the exchange agent for the Exchange Offer, at:
The Bank of New York
One Canada Square
London E14 5AL
England
Attn: Daniel Giles
Telephone: +44 20 7964 7394
By facsimile:
(For Eligible Institutions only):
+44 20 7964 6339
The Exchange Offer will expire at 12:00 midnight New York City time on October 16, 2006, unless extended or earlier terminated by DRDGOLD. The Exchange Offer is being made pursuant to Section 3(a)(9) of the Securities Act of 1933 (the “Securities Act”). No commission or other remuneration will be paid or given, directly or indirectly, by DRDGOLD for solicitation of acceptance of the Exchange Offer.

This announcement is for informational purposes only and does not constitute an offer to sell, or the solicitation of an offer to buy, any of DRDGOLD’s ordinary shares, American Depository Shares, the Old
Notes or the New Notes.
Statements in this announcement include forward-looking statements within the meaning of the Securities
Act and the Exchange Act. Such forward-looking statements are subject to certain risks and uncertainties, as disclosed by DRDGOLD from time to time in its filings with the Securities and Exchange Commission. As a result of these factors, DRDGOLD’s actual results may differ materially from those indicated or implied by such forward-
looking statements. There can be no assurance that DRDGOLD will complete the Exchange Offer on the anticipated terms or at all. DRDGOLD’s ability to complete the Exchange Offer will depend, among other things, on market conditions. DRDGOLD’s ability to complete the Exchange Offer and its business are subject to risks described in its filings with the Securities and Exchange Commission.
DRDGOLD Limited (www.drdgold.com) is a gold mining company engaged in underground and surface gold mining including exploration, extraction, processing and smelting. For further information, please contact Ilja
Graulich, head of Investor Relations, at +27 11 219 8700.